# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
### WASHINGTON, DC 20549

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# FORM 8-K

### CURRENT REPORT PURSUANT TO
### SECTION 13 OR 15(d) OF THE
### SECURITIES EXCHANGE ACT OF 1934

**Date of report (Date of earliest event reported): September 18, 2014**

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# McDONALD'S CORPORATION
**(Exact Name of Registrant as Specified in Charter)**

| **Delaware** | **1-5231** | **36-2361282** |
|---|---|---|
| (State or Other Jurisdiction of Incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

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**One McDonald's Plaza**
**Oak Brook, Illinois**
(Address of Principal Executive Offices)

**60523**
(Zip Code)

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**(630) 623-3000**
(Registrant's telephone number, including area code)

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**Not Applicable**
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 7.01.  Regulation FD Disclosure.**

On September 18, 2014, McDonald's Corporation issued an Investor Release announcing that on the same day the Board of Directors declared a quarterly cash dividend.  A copy of the Investor Release is attached as Exhibit 99 to this Form 8-K.

**Item 9.01.  Financial Statements and Exhibits.**

    *(d)*      *Exhibits.*
    99      Investor Release of McDonald's Corporation issued September 18, 2014:
            McDonald's Raises Quarterly Cash Dividend by 5%

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**McDONALD'S CORPORATION**
(Registrant)

Date:  September 22, 2014

By:  /s/ Denise A. Horne
Denise A. Horne
Corporate Vice President—Associate General Counsel and Assistant Secretary

Exhibit Index

Exhibit No. 99        Investor Release of McDonald's Corporation issued September 18, 2014: McDonald's Raises Quarterly Cash Dividend by 5%

**Exhibit 99**



**Investor Release**

| FOR IMMEDIATE RELEASE | FOR MORE INFORMATION CONTACT: |
|---|---|
| 09/18/2014 | Investors:   Chris Stent, 630-623-3801<br>Media:      Heidi Barker, 630-623-3791 |

## McDONALD'S RAISES QUARTERLY CASH DIVIDEND BY 5%

- **Quarterly cash dividend increases 5% to $0.85 per share - the equivalent of $3.40 annually**
- **Returned $3.2 billion year-to-date August under the 2014-2016 $18 to $20 billion total cash return target**

OAK BROOK, IL - On September 18, 2014, McDonald's Board of Directors declared a quarterly cash dividend of $0.85 per share of common stock payable on December 15, 2014, to shareholders of record at the close of business on December 1, 2014. This represents a 5% increase over the Company's previous quarterly dividend and brings the fourth quarter dividend payout to more than $800 million.

McDonald's President and CEO Don Thompson said, "McDonald's global growth priorities - providing great-tasting food and beverages, creating memorable experiences, offering unparalleled convenience and becoming an even more trusted brand - focus on what matters most to our customers and serve as the foundation to building our business over the long term. Today's dividend increase reflects the continued strength and sustainability of our cash flow and our commitment to enhancing shareholder value. We expect to return $18 to $20 billion to shareholders between 2014 and 2016 and have returned $3.2 billion year-to-date August toward that target."

McDonald's has raised its dividend each and every year since paying its first dividend in 1976. The new quarterly dividend of $0.85 per share is equivalent to $3.40 annually.

## Upcoming Communications

McDonald's tentatively plans to release third quarter results before the market opens on October 21, 2014 and will host an investor webcast. This webcast will be broadcast live and available for replay for a limited time thereafter at www.investor.mcdonalds.com.

## About McDonald's

McDonald's is the world's leading global foodservice retailer with over 35,000 locations serving approximately 70 million customers in over 100 countries each day. More than 80% of McDonald's restaurants worldwide are owned and operated by independent local business men and women.

## Forward-Looking Statements

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K.

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